Exhibit 99.2

OSISKO DEVELOPMENT CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

The following management discussion and analysis (“MD&A”) of the operations and financial position of Osisko Development Corp. and its subsidiaries, (“Osisko Development” or the “Company”) for the three and six months ended June 30, 2023 (“Q2 2023”) should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2023 and with the audited consolidated financial statements for the fiscal year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company’s reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section. This MD&A is dated as of August 8, 2023, the date the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 following the recommendation of the Audit and Risk Committee.

The Company was continued as a federal Company subject to the provisions of the Canada Business Corporations Act (“CBCA”) in November 2020 and is focused on developing its principal mining assets, including: the Cariboo Gold Project located in British Columbia, Canada (the “Cariboo Gold Project”), the Trixie gold test mine, located in Utah, U.S.A. (“Trixie”), the San Antonio gold project located in Sonora, Mexico (the “San Antonio Gold Project”), the prospective land packages in the James Bay region of Québec, Canada, Guerrero, Mexico and a portfolio of marketable securities. Osisko Development’s common shares are listed on the New York Stock Exchange (“NYSE”) and the TSX Venture Exchange (“TSX-V”) under the symbol ODV.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Non-IFRS Financial Measures

Osisko Development used in this MD&A, certain non-IFRS (as defined herein) measures including, “all-in sustaining cost” or “AISC” and “cash cost”. All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by Osisko Development on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but excludes depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. The Company believes that such measures provide investors with an alternative view to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under International Financial Reporting Standards (“IFRS”). Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes Forward-Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company. Often, but not always, Forward-Looking Information can be identified by words such as “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, the terms for an availability of future financing, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Company differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; impact of the COVID-19 pandemic; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the businesses of the Resulting Issuer. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A are qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

1.OUR BUSINESS

Osisko Development is a Canadian-based exploration and development company focused on quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company’s objective is to become a North American intermediate producer of precious metals, through curating and advancing a portfolio of development projects and investments with potential for value creation. The principal mining assets wholly owned through subsidiaries of the Company as of June 30, 2023 are as follows:

●	Cariboo Gold Project (Permitting – British Columbia, Canada), owned and operated by Barkerville Gold Mines Ltd. (“Barkerville”)
●	Trixie test mine (Test mining and exploration – Utah, United States), within the Company’s wider Tintic Project, owned and operated by Tintic Consolidated Metals LLC (“Tintic”)
●	San Antonio Gold Project (Permit Amendment – Sonora, Mexico), owned and operated by Sapuchi Minera S. R.L de C.V. (“Sapuchi Minera”)

As an exploration and development stage company, the Company does not generate sufficient cash flow to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management’s ability to secure additional financings in the future; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favourable to the Company (refer to Liquidity and Capital Resources).

The accompanied consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The working capital position as at June 30, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the period ending June 30, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

2.FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
(In thousands of dollars)	$	$	$	$

Revenues	10,847	12,863	14,299	22,030
Operating loss	(14,817)	(30,039)	(37,128)	(53,210)
Net loss	(13,318)	(1,500)	(36,655)	(23,832)
Basic EPS	(0.16)	(0.03)	(0.45)	(0.46)
Cash Flows used in operating activities	(11,729)	(35,190)	(24,568)	(52,086)

Statistics
Meters drilled - Exploration	2,787	6,058	4,837	7,018
Gold produced (ounces)	2,324	9,365	4,965	15,007
Gold sold (ounces)	3,830	6,748	5,313	10,310

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

As at,	June 30, 2023	December 31, 2022
	$	$
Cash and cash equivalent	86,904	105,944
Total assets	967,871	968,199
Total liabilities	240,706	237,765

3.HIGHLIGHTS – Q2 2023

Sustainability

●	No environmental issues were reported during the period.

Operations and financial

Three months ended June 30, 2023 and 2022

●	In Q2 2023, the Company generated revenues of $10.8 million and incurred an operating loss of $14.8 million compared to $12.9 million and $30.0 million, in Q2 2022 respectively. In Q2 2023, the decrease in revenues compared to Q2 2022 is mainly attributable to the decrease of revenue from Bonanza Ledge II. In Q2 2022, revenues were mainly generated by the Bonanza Ledge II project and the Trixie test mine operations. The decrease in operating loss is primarily due to the reduction of activity at the Bonanza Ledge II project.
●	In Q2 2023, the Company incurred a net loss of $13.3 million compared to a net loss of $1.5 million in Q2 2022. The increase in net loss is primarily due to the reasons noted above and a higher fair value gain adjustment of the warrant liability recorded in 2022.
●	The net cash flows used in operating activities in Q2 2023 amounted to $11.7 million compared to $35.2 million in Q2 2022. The decrease is primarily due to the reduction in the operating activities at Bonanza Ledge II. In the second quarter of 2022, cash used in the operating activities was related to the ramp up of the Bonanza Ledge II and Sapuchi stockpile projects.
●	Investments in mining interests and property, plant and equipment for Q2 2023 amounted to $17.4 million compared to $21.0 million in Q2 2022. The decrease is primarily due to a reduction in mining development activities. More precisely, the exploration spending at BGM decreased and the feasibility study for the CGP project was finalized and published in January 2023. In Q2 2022 the investing activities were attributable to the ramp up of development activities at Bonanza Ledge II and Sapuchi stockpile projects.
●	Net cash outflows from financing activities amounted to $1.6 million in Q2 2023 compared to a cash inflow of $210.2 million Q2 2022. In Q2 2022, the Company raised and closed $255.5 million in brokered and non-brokered private placements.

Six months ended June 30, 2023 and 2022

●	During the first six months of 2023, the Company generated revenues of $14.3 million and incurred an operating loss of $37.1 million compared to $22.0 million and $53.2 million in 2022, respectively, The decrease in revenues and operating loss is primarily due to the reduction of activity at Bonanza Ledge II project, and the Sapuchi project. In 2022, the operating losses were primarily due to the activities at Bonanza Ledge II and Sapuchi.
●	During the first six months, the Company incurred a net loss of $36.7 million compared to a net loss of $23.8 million in YTD 2022. The net loss increase is primarily due to the reasons noted above and a higher fair value gain adjustment of the warrant liability recorded in 2022.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

●	The net cash flows used in operating activities in 2023 amounted to $24.6 million compared to $52.1 million in 2022. The decrease is primarily due to the reduction in the operating activities at the Bonanza Ledge II and Sapuchi stockpile projects.
●	Investments in mining interests and property, plant and equipment in 2023 amounted to $36.0 million compared to $34.0 million in 2022. The increase in cash used in investing activities compared to Q2 2022 is primarily due to the acquisition of Tintic on May 27 2022 and the Brandy Lee decline at Tintic that started in July 2022.
●	Net cash inflows from financing activities amounted to $50.5 million in 2023 compared to a cash inflow of $247.4 million in YTD 2022. In Q2 2022, to partially finance the acquisition of Tintic, the Company raised and closed $255.5 million in brokered and non-brokered private placements (refer to Financings).
●	Cash position of $86.9 million as at June 30, 2023 compared to $105.9 million as at December 31, 2022.
●	Based on current projections, the Company believes that the capital resources available as at June 30, 2023 are insufficient to fund its planned development, exploration and corporate activities for the next 12 months. To execute on its planned activities, the Company will need to seek additional funding and/or make adjustments to the timing thereof or reduce planned expenditures. These factors indicate the existence of a material uncertainty that may impact the Company’s ability to continue as a going concern, and to that end, the Company deemed it prudent to present a Going Concern note in its financial statements (refer to Note 1 in the financial statements). The Company is exploring options to secure additional financing; however, there is no assurance that future financing(s) will be available or be available on favorable terms.

Exploration Activities

●	On April 3, 2023, and on May 4, 2023, the Company disclosed assay results from the 2022 underground exploration program at Trixie.
●	On May 17, 2023, the Company announced underground diamond drilling results as part of its ongoing 2023 exploration program at Trixie.
●	On June 27, 2023, the Company announced underground sampling results from its ongoing 2023 exploration program at Trixie.

Other

●	The Company announced the results of its annual meeting of shareholders held on May 11, 2023.
●	On May 8, 2023, the Company announced the signing of two landmark permitting agreements, the Process Charter and the Joint Information Requirements Table (the “IRT”), reaffirming the multilateral support of and commitment by the various levels of the Government of British Columbia (“BC”) to advance the approval process of the Cariboo Gold Project.
●	On May 5, 2023, the Company announced that the following common share purchase warrants of the Corporation (“Warrants”) will be listed for trading on the TSX Venture Exchange (the “Exchange”) effective as of the opening of markets on May 8, 2023: (i) an aggregate 7,752,916 Warrants expiring on March 2, 2027 (the “March 2027 Warrants”), and (ii) an aggregate 11,363,933 Warrants expiring on May 27, 2027 (the “May 2027 Warrants”). The March 2027 Warrants and May 2027 Warrants will be listed for trading on the Exchange under the symbols “ODV.WT.A” and “ODV.WT.U”, respectively.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

4.HIGHLIGHTS – SUBSEQUENT TO Q2 2023

●	On July 18, 2023, the Company announced underground infill and exploration diamond drilling and chip sampling results from new development areas as part of its ongoing 2023 exploration program at Trixie.
●	On July 6, 2023, the Company announced that in connection with the terms of the Company’s previously completed acquisition in May 2022 of a 100% ownership interest in the Tintic project, it had satisfied the first of five deferred payments to the sellers. Deferred consideration of US$2,500,000 was satisfied by an amount of US$250,000 ($334,400) paid in cash in June 2023 and an amount of US$2,250,000 ($2,986,425) settled by the issuance of 454,026 common shares on July 6, 2023.

5.MANAGEMENT AND BOARD COMPOSITION

The Board of Directors of Osisko Development includes, as elected at the Company’s annual and special meeting of shareholders on May 11, 2023: Sean Roosen (Chair); Charles E. Page (Lead Director); Michele McCarthy; Duncan Middlemiss; Marina Katusa; David Danziger and Éric Tremblay.

Management of Osisko Development includes Sean Roosen (Chair and Chief Executive Officer); Chris Lodder (President); Luc Lessard (Chief Operating Officer); Alexander Dann (Chief Financial Officer & Vice President Finance); Laurence Farmer (General Counsel, VP Strategic Development and Corporate Secretary); François Vézina (Senior Vice President, Project Development, Technical Services and Environment); Chris Pharness (Vice President, Sustainable Development) and Maggie Layman (Vice President, Exploration).

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

Main projects upcoming milestones

Key Milestones for Projects	Expected Timing of Completion	Anticipated Remaining Costs*
Cariboo Gold Project
Environmental Assessment certificate	Q3 2023	$0.1 million
Permit	Q1 2024	$2.0 million
San Antonio Project
Permitting	On hold – awaiting permitting process clarification from the government of Mexico	$Nil
Tintic Project
Ramp Development – 1st stage	Q3 2023	$1.0 million
Underground drilling Trixie	Q4 2023	$1.0 million
Regional surface drilling	Q4 2023	$4.4 million

*As at June 30, 2023

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is an advanced stage gold exploration project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company’s total land package consists of 415 mineral titles and covers an area of approximately 155,000 hectares. On November 21, 2019, OGR acquired the Cariboo Gold Project through the acquisition of Barkerville. The project was part of the OGR contributed assets that created the Company on November 25, 2020.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Technical reports and mineral resource estimate

A total of 6,500 meters (“m”) were drilled in 2022 on the Cariboo Gold Project as part of the infill and exploration drilling on the Lowhee Zone. Drilling commenced in March 2022 and was completed in July of the same year. A total of 27 holes were drilled at closely spaced 12.5 m intervals within the area proposed for the Cariboo Bulk Sample and nearby high priority areas to improve confidence in the model.

Further details on the drill results can be viewed in the Company’s news release filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) dated November 15, 2022.

The Company completed a Feasibility Study (“FS”) for the Cariboo Gold Project (the “Cariboo FS”) with an effective date of January 12, 2023, which contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing the Cariboo Project may mitigate development capital intensity risks while providing an opportunity to maximize margins. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totalling approximately 80 km of mineralization. A summary of the Cariboo FS results are presented below:

METRIC	UNIT	PHASE 1	PHASE 2	TOTAL LOM
Base Case Assumptions
Gold Price	US$/oz		1,700
Exchange Rate	CAD:USD		0.77
Discount Rate	%		5.0%
Production
Mine Life	years	3	9	12
Total Ore Mined	tonnes	1,542,471	15,160,983	16,703,454
Average Throughput	tpd	1,500	4,900	4,056
Average Gold Head Grade, diluted	g/t Au	4.43	3.72	3.78
Total Contained Gold	oz	219,488	1,811,665	2,031,152
Average Gold Recovery Rate	%	93.6%	91.8%	92.0%
Total Recovered Gold, payable	oz	205,419	1,663,436	1,868,856
Average Annual Gold Production	oz/year	72,501	193,798	163,695
Unit Operating Costs
Underground Mining	$/t mined	77.6	51.1	53.6
Processing	$/t mined	37.1	25.3	26.4
Concentrate Transport	$/t mined	17.3	3.5	4.8
Water and Waste Management	$/t mined	18.4	6.1	7.2
General and Administrative	$/t mined	19.4	9.8	10.7
Total Unit Operating Costs	$/t mined	169.8	95.8	102.6
Operating Costs
Total Cash Costs[2]	US$/oz	1,149	748	792
AISC[2]	US$/oz	1,634	886	968
Capital Expenditures[3]
Initial Capital	$M	137.3	—	137.3
Expansion Capital	$M	—	451.1	451.1
Sustaining Capital	$M	134.2	332.4	466.6
Total	$M	271.5	783.5	1,055.0

Notes:

1.	Totals may not add up due to rounding.
2.	This is a non-IFRS measure. Refer to Non-IFRS Financial Measures.
3.	Capital Expenditures do not include sunk costs ($2.5M) nor pre-permit expenses ($64.8M).

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Mineral Resources Estimate

The FS includes an updated Mineral Resources estimate incorporating an additional 35,578 meters of drilling data from Shaft, Valley, and Lowhee completed since May 24, 2022 being the effective date of the technical report titled “Preliminary Economic Assessment for the Cariboo Gold Project, District of Well, British Columbia, Canada”, dated May 24, 2022 for the deposits of Cow Mountain (Cow and Valley Zones), Island Mountain (Shaft and Mosquito Zones), and Barkerville Mountain (Lowhee and KL Zones). This resulted in an increase of 6% of total gold ounces in the Inferred Resources category. Measured and Indicated resources are exclusive of Mineral Reserves. Mineral Resources have an effective date of November 11, 2022.

Table 5: Cariboo Mineral Resources Statement – November 11, 2022

	Tonnes	Gold Grade	Contained Gold	Silver	Contained
Classification / Deposit	(000’s)	(g/t)	(000’s oz)	Grade (Ag g/t)	Silver (‘000
Measured	—	—	—	—
Bonanza Ledge	47	5.06	8	—
Indicated
Bonanza Ledge	32	4.02	4	—
BC Vein	1,030	3.12	103	—
KL	386	3.18	39	—	—
Lowhee	1,368	3.18	140	0.23	10
Mosquito	1,288	3.68	152	0.08	3
Shaft	4,781	3.39	523	0.06	9
Valley	2,104	3.14	213	0.09	6
Cow	3,644	3.31	388	0.09	11
Total Indicated	14,635	3.32	1,564	0.09	39
Inferred
BC Vein	461	3.55	53	—	—
KL	1,918	2.75	169	—	—
Lowhee	445	3.34	48	0.10	1
Mosquito	1,290	3.55	147	0.01	0
Shaft	6,468	3.84	800	0.01	1
Valley	2,119	3.30	225	0.02	1
Cow	2,769	3.03	270	0.00	0
Total Measured & Indicated	14,682	3.33	1,571	0.09	39
Total Inferred	15,470	3.44	1,712	0.01	4

Notes:

1.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	The Mineral Resource Estimate conforms to the 2014 CIM Definition Standards on Mineral Resources and Reserves and follows the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
3.	A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the Au gold grade of the adjacent material when assayed or a value of zero when not assayed.
4.	The estimate is reported for a potential underground scenario at a cut-off grade of 2.0 g/t Au, except for Bonanza Ledge at a cut- off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $54.32/t; a processing and transport cost of $22.29/t;a G&A plus Environmental cost of $15.31/t; and a sustaining CAPEX cost of $31.19/t. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USD:CAD exchange rate of 1.27; a global mining cost of $79.13/t; a processing and transport cost of

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

$65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
5.	Bulk density varies from 2.69 g/cm3 to 3.20 g/cm3.
6.	A four-step capping procedure was applied to composited data. Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m. High-grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
7.	The gold Mineral Resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The silver Mineral Resources and the dilution halo gold mineralization were estimated using Datamine StudioTM RM Pro 1.11. The OK method was used. Mineral Resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model.
8.	Results are presented in situ. Calculations used metric units (meters, tonnes, g/t). Any discrepancies in the totals are due to rounding effects.

Mineral Reserves Estimate

Probable Mineral Reserves of 16.7 Mt grading 3.78 g/t Au for 2.03 Moz of contained gold in underground deposits, as defined below, have an effective date of December 6, 2022 and form the basis of the Cariboo FS. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves, incorporating an external mining dilution factor of 8% into the Mineral Reserves estimate.

Table 6: Cariboo Mineral Reserves Statement – December 6, 2022

	Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained
Classification / Deposit	(000’s)	(g/t)	(000’s oz)	(g/t)	Silver (oz)
Proven	—	—	—
Probable
Cow	4,127	3.41	453	0.08	11,018
Valley	3,445	3.70	410	0.14	15,059
Shaft	7,962	3.87	990	0.02	4,473
Mosquito	603	4.93	95	0.03	619
Lowhee	567	4.56	83	0.21	3,786
Total Proven and Probable Reserves	16,703	3.78	2,031	0.07	34,955

Notes:

1.	Totals may not add up due to rounding.
2.	Mineral Reserves have been estimated in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), which are incorporated by reference in NI 43-101.
3.	Mineral Reserves used the following assumptions: US$1,700/oz gold price, USD:CAD exchange rate of 1.27, and variable cut- off value from 1.70 g/t to 4.00 g/t Au
4.	Mineral Reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 8%. The average mining recovery factor was set at 93.6% to account for ore left in each block in the margins of the deposit.

For further information regarding the Cariboo Gold Project and the Cariboo FS, including the assumptions, qualifications and limitations relating to disclosure about the Cariboo FS on the Cariboo Gold Project, please refer to the technical report titled “Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada”, dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 (the “Cariboo FS”) on the Company’s website or on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under the Company’s issuer profile. The Cariboo FS supersedes the technical report entitled “NI 43-101 Technical Report – Preliminary Economic Assessment for the Cariboo Gold Project” and dated June 22, 2022 (with an effective date of May 24, 2022) (the “Cariboo PEA”) as the current technical report in respect of the Cariboo Gold Project for purposes of NI 43-101.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

On May 24, 2022, the Company announced an updated mineral resource estimate for the Cariboo Gold Project as part of its Preliminary Economic Assessment (“PEA”). Resource grades have some built-in dilution integrated through the process of modelling of “vein corridors” as opposed to individual veins. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly owned QR mill. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.0 g/t Au (grams per metric tonne) for all deposits but Bonanza Ledge. The cut-off grade for Bonanza Ledge is 3.5 g/t Au.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 3,550 drill holes. A strong understanding of the controls of mineralization enabled Osisko Development’s technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

For further information regarding the PEA, please see the technical report titled “Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada”, dated May 24, 2022 with an effective date of May 24, 2022 (the “Cariboo PEA”) on the Company’s website or under the Company’s issuer profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Please note that the Cariboo FS supersedes the Cariboo PEA as the current technical report in respect of the Cariboo Gold Project for purposes of NI 43-101.

Permitting and Environmental Assessment (“EA”) Process

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 t of mineralized material, the development of a portal and 2,200 m of drift to access the mineral deposit.

Osisko Development started an Environmental Assessment Process in the spring of 2019 for the Cariboo Gold Project. The project has completed several milestones towards obtaining the EA Certificate which is anticipated to be received in the third quarter of 2023. Some the milestones include; the integration of the Bonanza Ledge permitted area comprising of the Lowhee Zone, BC Vein and KL Zone and, increasing the throughput to 4,900 tpd from 4,750 tpd. The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant the Company the right to apply for the permit of the Cariboo Gold Project.

The following is summary of completed and further steps required towards EA certification targeted in Q3 2023:

●	Early Engagement – Completed, initial project description and summary of engagement
●	EA Readiness Decision – Completed, detailed project description, received notice of consent
●	Processing planning – Completed
●	Application Development & Review – Application submitted and under review
●	Effects of Assessment
●	Recommendation
●	Decision

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

●	Post Certificate

*CGP refers to the Cariboo Gold Project.

*EAO refers to Environmental Assessment Office

Cariboo Gold Project – Permitting Timeline Summary

*EAO refers to Environmental Assessment Office

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

As of June 30, 2023 the Cariboo Gold Project is in advanced stages of permitting as summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation’s Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.
●	The Revised Application for the Environmental Assessment (“EA”) Process was submitted to the Environmental Assessment Office of British Columbia (“EAO”) on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed and ODV is expecting the official acceptance by the Environmental Assessment Office (“EAO”) by mid-November 2023 to proceed to the Affect Assessment & Recommendations, which is the last phase of the Environment Assessment process. This aligns with the Company’s expected timeline to receive the EA Certificate in the third quarter of 2023 for an operational capacity of 4,900 tonnes per day.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. Received the IRT in November 2022.
●	All drilling and geologic modeling work has been completed.
●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,200 metres of underground development and the removal 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 25 high quality drill-ready targets demonstrating the years of ongoing exploration in the mineral rights held by ODV around the Cariboo Gold Project.

The Company anticipates receiving the permits in Q1 2024.

6.2.Bonanza Ledge II Project – British Columbia, Canada

The Bonanza Ledge II project is a small scale and short life project that was put into care and maintenance in early June 2022. The project allows the Company to facilitate (i) opportunities for managing historical reclamation obligations inherited by the Company, (ii) hands on training and commissioning of the Company’s mining and processing complex for the Cariboo Gold Project and (iii) the maintenance of the economic and social benefits for the First Nations partners and communities. While working through the environmental assessment review, permitting process and the NI 43-101 technical report for its Cariboo Gold Project, the Company produced approximately 11,424 gold ounces at its Bonanza Ledge II project from its restart until early June 2022.

The Company started mining operations at its Bonanza Ledge II project in the first quarter of 2021 as it was granted in Q1 2021, a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia. The Company announced on October 27, 2021 receipt of the final amendments for the Bonanza Ledge II mine and QR mill permits.. The underground portal was completed in Q4 2021 and the Company has put on hold the bulk sample activities.

Please see the caution section “Risk Factors: Operations Not Supported by a Feasibility Study”.

2023 objectives

●	Completion of the EA and the addition of the Lowhee Zone and other improvement changes into the EA Certificate and Certified Project Description.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

●	Continue permitting activities of the Cariboo Gold Project at 4,900 tonnes per day with the inclusion of the Lowhee Zone.
●	Finalize detailed engineering on reclamation work, water treatment and waste management for the start-up of the Cariboo Gold Project.
●	Improve Water Treatment Plant (“WTP”) at Bonanza Ledge II to treat nitrate species and QR Mill to remove and manage WTP retentate.
●	Continue stakeholder engagement and finalize agreement with Xatśūll First Nation and District of Wells.
●	Evaluate to proceed to detailed engineering and permitting of the transmission line for connection with the BC Hydro grid in Q4 2024.

6.3.Tintic Project – Utah, U.S.A.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by ODV comprises 1,105 claims totalling 5,746 ha (14,200 acres) of patented mining claims and a further 107 mining claims of approximately 1,214 ha (3,000 acres), which are overwhelmingly leased patented mining claims. ODV owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Acquisition of Tintic

On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic’s direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company (“Chief”). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the “Merger”), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately $199.4 million, comprised of: (i) cash payments of approximately $74.7 million, (ii) the issuance of 12,049,449 common shares of the Company and, (iii) Deferred consideration and contingent payments fair valued at $15.1 million.

The deferred payments consist of an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company’s election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Trixie project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

A number of Tintic shareholders had entered into 12-month lock-up agreements which expired on May 27, 2023.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District. Tintic’s ongoing exploration work has demonstrated potential for expansion and further discovery both at the Trixie test mine and the broader land package. It is hoped that the acquisition of Tintic will as a result of exploration efforts, serve to accelerate the Company’s path towards becoming a mid-tier gold producer and adds further opportunity to explore and develop another project in its portfolio.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 17,000 acres (6,880 ha), including 14,200 acres (5,746 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation (“RC”) drill holes near Trixie totalling approximately 8,753 m and 66 underground diamond drill (“DD”) holes in the 625 level at Trixie totalling approximately 2,985 m using two surface RC rigs and two underground diamond drill rigs. Assays have now been received for all holes. Continuous underground face samples were collected along all development at Trixie, and together with drill results, will be used to estimate the initial mineral resource estimate at Trixie.

In Q2 2023, assay results were received for 20 RC drill holes and 72 DD holes from the 2022 and 2023 programs and for additional information please see Company news release dated April 3rd, 2023, May 4th, 2023 and May 17th, 2023.

For further information on the Tintic Project please see the technical report on the Tintic Project, titled “Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA”, dated June 10, 2022 (effective date of June 7, 2022) (the “Tintic Technical Report”), on the Company’s website or under the Company’s issuer profile at www.sedar.com and at www.sec.gov.

An updated Technical Report for the Tintic project was completed in January 2023. The Technical Report, titled “NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America” and dated January 27, 2023 (with an effective date of January 10, 2023) (the “Trixie MRE”), was prepared, and compiled for the Company by independent representatives of Micon International Limited in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Listed below is a summary of the initial mineral resource estimate as described in the Trixie MRE:

			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000’s)	(g/t)	(000’s oz)	(g/t)	(000’s oz)
Measured	11	190.61	67	195.53	69
Indicated	225	20.17	146	43.73	316
Measured and Indicated	236	28.08	213	50.77	385
Inferred	385	19.64	243	42.82	530

Notes

1.	Troy ounces (“oz”), gold (“Au”), silver (“Ag”), tonnes (“t”), grams per tonne (“g/t”).
2.	Effective date of the Trixie MRE is January 10, 2023.
3.	The Company intends to file a technical report (the “Technical Report”) in respect of the Trixie MRE in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development’s issuer profile within 45 days of the date of this news release.
4.	Each of Mr. William Lewis P.Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited (i) has reviewed and validated the Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a “qualified person” for purposes of NI 43-101.
5.	The Trixie MRE is comprised of five zones within the greater Trixie area: T1, T2, T3, T4 and 75-85. No blocks in the T3 meet the cut-off grade used for the Trixie MRE.
6.	The Trixie MRE disclosed in this news release were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
7.	Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

8.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
9.	Geologic modelling was completed by Osisko Development senior production geologist Courtney Kurtz, P.G. of Utah, USA using Leapfrog Geo software. The Trixie MRE was completed by Osisko Development Chief Resource Geologist, Daniel Downton, P.Geo. using Datamine Studio RM Pro 1.12 software under the supervision of William Lewis and Alan San Martin of Micon International Ltd.
10.	The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.85 g/t Au was calculated using a gold price of US$1,750 per ounce, a CAD:USD exchange rate of 1.30; total mining, processing and G&A costs of US$226.62 per imperial ton a combined royalty of 4.5% and an average metallurgical recovery of 95%.
11.	Average bulk density values in the mineralized domains were assigned to the T1 (2.616 T/m3), T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
12.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 1.2 m x 1.8 m.
13.	The results of the Trixie MRE are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
14.	Neither the Company nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in this news release.

2023 Objectives

In Q2 2023, the Company continued underground exploration and delineation on the Trixie deposit with two diamond drill rigs. Approximately 5,000 meters of underground drilling is proposed for 2023 at Trixie. For the first six months of 2023, a total of 4,415 meters were drilled in 56 holes, with assays for 19 holes released on May 17, 2023. An initial 3,000 m of surface diamond drilling is proposed to test for copper molybdenum-gold porphyry mineralization on the Tintic Project, property, namely in the Big Hill area. This drilling is scheduled to commence in Q3 2023. The Company is currently working on an updated Mineral Resources Estimate for the Trixie deposit to incorporate the remaining 2022 drilling that was not included in the initial Trixie MRE due to assay lab delays and the new 2023 drilling results. This new MRE is expected to be completed once the 2023 drilling program has been completed and all assay results have been received.

Data compilation from historic mines in the area is ongoing and anticipated to generate additional drill targets on the greater Tintic Project property.

The development of an underground ramp is underway and approximately 85% completed as of June 30, 2023. The Company anticipates completion of the decline ramp to the 625 level by Q3 2023, which may potentially improve underground access for exploration, and support an increase in productivity and mining rates.

The ability to achieve any increase in production and the capital required to increase production are the subject of pending technical work. There can be no assurance that technical work will provide justification for further development, support the ability to increase production or demonstrate the ability to increase production through a low-capital expenditure expansion of the existing facilities. The ability to continue and expand operations is subject to risks which include the possible need for additional or amended permits, licences and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site. The ability to continue production on the current basis is discussed below. Any expansion is, until and unless supported by the proposed technical work, subject to the same risks as set out below regarding operations that are not supported by technical work.

The Company cautions that its prior decision to commence small-scale underground mining and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company’s cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Please see the caution section “Risk Factors: Operations Not Supported by a Feasibility Study”.

6.4.San Antonio Gold Project – Sonora State, Mexico

The San Antonio Gold Project is a past-producing oxide copper mine. In 2020, following acquisition of this project, the Company concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. The Company has filed preventive reports for the processing of the gold stockpile on site and for a drilling program for the Sapuchi, Golfo de Oro and California zones.

The Company also initiated the following activities:

●	Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental (“MIA”)) ;
●	A baseline study;
●	Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile

On April 29, 2023, Mexico’s Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is done on them within two years. The Company is closely monitoring the situation and will continue to assess the potential impacts on its Mexican assets.

Since Osisko Development’s acquisition of the San Antonio Project in November 2020, the Company has successfully achieved the following operational milestones:

●	The construction of a leach pad and carbon in column plant at the end of 2021 to process stockpiled mineralized material.
●	1.1 million tonne stockpile with an average grade of 0.58 g/t Au has been placed on the heap leach pad.
●	12,788 net ounces of gold sold (gross 14,072 ounces) from the San Antonio heap leach pad as at June 30, 2023.

Permitting

The Company continued the various permitting activities starting in 2020. These activities consist of obtaining the permits for the MIA and the change of use of land while continuing the work required to complete the environmental baseline study. Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, and Sapuchi 4 E-82/40888.

All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government. In early December 2022, the director of SEMARNAT announced a moratorium on all environmental permits for open pit operations, which will be denied with no approval process in place until further notice. Subsequently, the Company received communication that the MIA would not be approved. The approval process for environmental permits for mining may resume after the conclusion of the governor and presidential elections which will be held in July 2024, with the new president taking office in September 2024, although there is no certainty at this

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

time. In order to ensure that the San Antonio Gold Project would not be further delayed from the granting of the permits, management withdrew both permit applications with the intent to refile once the moratorium is lifted or a clear approval process is in place.

Exploration Program

A two-phase 45,000-meter drilling campaign was initiated during 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 meters and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro. The Company anticipates exploration potential to expand both oxide and sulphide resources.

On June 30, 2022, the Company announced an initial open pit mineral resource estimate for the San Antonio Project (“MRE Sapuchi”). See tables below. The 2022 MRE Sapuchi covers a portion of the Sapuchi – Cero Verde trend that encompasses five deposits: Sapuchi, Golfo de Oro, California, Calvario and High Life over approximately 2.8 km along strike, a maximum width of 600 metres (m) to a maximum depth of 300 m below surface.

The MRE Sapuchi is based on 84,454 m of current and verified historic drilling in 579 holes, of which 27,870 m of drilling in 177 holes were performed by the Company in 2021. Gold mineralization is hosted within altered hydrothermal breccia and sediments, as stockwork quartz veins and veinlets, adjacent to intrusions and fault structures and often associated with iron carbonate minerals. Metallurgical testing has shown amenability of leaching in the oxide materials and recommendations of milling in the transition and sulphide zones. The Company filed the Technical Report on July 22, 2022.

No drilling occurred on the project in 2022 and none planned for 2023.

	Indicated Resources
					Au	Ag
	Weathering	Tonnes	Au	Ag	Ounces	Ounces
Deposit	Zone	(Mt)	(g/t)	(g/t)	(000)	(000,000)
California	Oxide	0.6	0.93	2.8	17	0.05
	Transition	0.2	0.79	3.3	6	0.02
	Sulphide	3.1	1.31	2.4	130	0.23
	Total	3.9	1.22	2.5	153	0.31
Golfo de Oro	Oxide	0.2	1.07	2.8	7	0.02
	Transition	0.1	1.19	2.8	6	0.01
	Sulphide	5.3	1.46	2.5	249	0.42
	Total	5.7	1.44	2.5	262	0.46
Sapuchi	Oxide	1.9	0.85	3.6	53	0.22
	Transition	1.4	1.04	3.6	47	0.16
	Sulphide	2.1	0.94	3.4	62	0.22
	Total	5.4	0.93	3.5	162	0.61
Total	Oxide	2.7	0.89	3.4	77	0.30
	Transition	1.8	1.02	3.5	59	0.20
	Sulphide	10.4	1.31	2.6	441	0.88
	Total	14.9	1.20	2.9	576	1.37

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

	INFERRED
					Au	Ag
	Weathering	Tonnes	Au	Ag	Ounces	Ounces
Deposit	Zone	(Mt)	(g/t)	(g/t)	(000)	(000,000)
California	Oxide	0.4	0.68	2.1	8	0.02
	Transition	0.1	0.85	2.6	4	0.01
	Sulphide	1.1	1.27	3.8	46	0.14
	Total	1.6	1.10	3.3	58	0.17
Golfo de Oro	Oxide	0.5	0.80	3.0	12	0.04
	Transition	0.2	0.93	3.4	5	0.02
	Sulphide	5.7	1.29	2.5	237	0.46
	Total	6.4	1.24	2.5	254	0.52
High Life	Oxide	0.5	0.84	4.2	14	0.07
	Transition	0.2	0.73	4.5	4	0.02
	Sulphide	0.1	0.90	8.3	4	0.04
	Total	0.8	0.83	4.9	22	0.13
Sapuchi	Oxide	3.2	0.74	3.7	75	0.37
	Transition	1.6	0.92	3.6	48	0.19
	Sulphide	2.8	0.92	4.1	84	0.37
	Total	7.6	0.85	3.8	208	0.94
Calvario	Oxide	0.1	0.53	0.0	2	0.00
	Transition	0.0	0.55	0.0	0.0	0.00
	Sulphide	0.0	0.0	0.0	0.0	0.00
	Total	0.1	0.53	0.0	2	0.00
Total	Oxide	4.6	0.74	3.5	111	0.51
	Transition	2.1	0.90	3.6	61	0.24
	Sulphide	9.8	1.18	3.2	371	1.00
	Total	16.6	1.02	3.3	544	1.76

MRE Sapuchi Notes:

●	Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J. Lewis and Alan J San Martin, of Micon International Limited have reviewed and validated the mineral resource estimate for Sapuchi, Golfo de Oro, California, High Life and Calvario deposits. All are independent “Qualified Persons” (as defined in NI 43-101) responsible for the 2022 MRE Sapuchi. The effective date of the MRE Sapuchi is June 24th, 2022.
●	Specific extraction methods are used only to establish reasonable cut-off grades for various portions of the deposit. No Preliminary Economic Analysis, Pre-Feasibility Study or Feasibility Study has been completed to support economic viability and technical feasibility of exploiting any portion of the mineral resource, by any particular mining method.
●	The mineral resources disclosed were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
●	The calculated economic cut-off grade for the resource in: Oxides (70% recovery) is 0.27 g/t Au, transition and sulphides (90% recovery) is 0.44 g/t Au
●	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
●	Geologic modeling was completed by Osisko Development. The MRE Sapuchi was completed by Geologist Leonardo Souza, MAusIMM (CP) of Talisker Exploration Services, under the supervision of Rodrigo Calles-Montijo, of Servicios Geológicos IMEx, S.C., William J.Lewis and Alan J. San Martin, of Micon International Limited
●	The estimate is reported for a potential open pit scenario and with USD assumptions. The cut-off grades were calculated using a gold price of $1,750 per ounce, a CAD:USD exchange rate of 1.3; mining cost of $2.95/t; processing cost of $4/t for oxides and $13.0/t for transition and sulphides; and general and administration costs of $2.50/t. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

●	A density of 2.55 g/cm3 was established for all oxide zones, 2.69 g/cm3 for transition zones and 2.74g/cm3 for the sulphide zones.
●	Resources for Sapuchi, Golfo de Oro, California, High Life and Calvario were estimated using Datamine Studio RM 1.3 software using hard boundaries on composited assays (3.0 m for all zones). Ordinary Kriging interpolation method was used in a with a parent block size = 10m x 10m x 5m.
●	Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations as per NI 43-101.

Neither the Company, Servicios Geológicos IMEx, S.C., nor Micon International Limited. is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the MRE Sapuchi technical report.

For further information regarding the San Antonio Project, please see the technical report titled “NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico”, dated July 12, 2022 with an effective date of June 24, 2022 on the Company’s website or under the Company’s issuer profile at www.sedar.com and at www.sec.gov.

Stockpile

In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads (“heap leach pad”) and carbon-in-column processing plant. The Company realized its first gold sales in July 2022 and generated gold sales totalling 10,478 net ounces (gross 11,862 ounces) in 2022. During the quarter ended June 30, 2023, Sapuchi Minera sold 1,244 net ounces (gross 1,008 ounces) of gold and 2,310 net ounces sold (gross 2,210 ounces) in the first six months of 2023.

2023 Objectives

Sapuchi Minera will continue efforts on the remaining stockpile processing which is expected to be completed in Q3 2023. The Company awaits next steps from the government of Mexico with respect to the permitting process.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;
●	Promoting the Company’s values through our three pillars of Sustainability; Good neighbor, Engaged workforce and Environmental stewardship;
●	Developing and maintaining strong relationships with First nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates;
●	Promoting diversity and inclusivity throughout the organization and the mining industry; and
●	Encouraging investee companies and our contractors to adhere to the same areas of focus in sustainability.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

The following are a few highlights from each of the projects:

Barkerville

●	Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);
●	Positive relationship with Xatsull First Nation and with Williams Lake First Nation (“WLFN”) since 2016 and 2017 respectively;
●	Positive relationship with the District of Wells in British Columbia since 2016 and a Memorandum of Understanding signed in early 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Energy Mines and Low Carbon Innovation and The Ministry of the Environment and Climate Change Strategy to ensure positive relations;
●	Installation of a water treatment plant to treat contact water and effluent completed;
●	Reclamation work started on the Mosquito Creek old mine site;
●	Signature of Collaboration Agreement for the reclamation of the Jack of Clubs Lake mining legacy site with the Crown Contaminated Site Program of the BG Ministry of Forest.
●	Initiation of the second Sustainable Workforce Initiative for underground miner training to provide skills training to support a local workforce;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;
●	The Company in partnership with the Lhtako Dené Nation, initiated and is developing a stewardship society focused on the recovery of southern mountain caribou populations around Wells BC and, the enhancement and recovery activities of Bowron River sockeye and chinook salmon runs; and
●	On July 5, 2022, The Company and WLFN entered into a participation agreement
●	On December 31, 2022, the Cariboo gold project was written down to its net estimated recoverable amount of $435.7 million which was determined by the value-in-use using a discounted cash-flow approach and reflected as an impairment of Mining Interests. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the Cariboo gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the after-tax real discount rate of 8.1% applied to the cash flow projections.

Tintic

●	Building positive relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality.
●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine.
●	Building positive relationships with many stakeholders and local providers towards the development of the project.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

●	Submission of the LOM to the Utah Division of Oil, Gas and Mining, the Small Source Exemption for Air Quality to the Division of Air Quality.

Sapuchi Minera

●	Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities.
●	An environmental baseline study was completed.
●	On September 30, 2022, the San Antonio gold project was written down to its net estimated recoverable amount of $35.0 million ($nil net of the stream financing), which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce costs inflation forecast and the pre-tax real discount rate of 19.9% applied to the cash flow projections.

8.FINANCIAL PERFORMANCE

Consolidated statements of loss

The following table presents summarized statements of loss for the three and six months ended June 30, 2023 and 2022 (in thousands of dollars):

		Three months ended		Six months ended
		June 30,		June 30,
		2023	2022	2023	2022
		$	$	$	$
Revenue	(a)	10,847	12,863	14,299	22,030
Operating expenses
Cost of sales	(a)	(11,407)	12,209	(15,814)	21,376
Other operating costs	(b)	(3,476)	20,602	(14,029)	35,848
General and administrative	(c)	(10,548)	9,934	(20,544)	17,739
Exploration and evaluation		(233)	157	(1,040)	277
Operating loss		(14,817)	(30,039)	(37,128)	(53,210)
Other income, net of other expense	(d)	1,277	30,060	(478)	30,868
Loss before income taxes		(13,540)	21	(37,606)	(22,342)
Income tax recovery (expense)		222	(1,521)	951	(1,490)
Net loss		(13,318)	(1,500)	(36,655)	(23,832)

a)	The Company recognized $14.3 million in revenues from processing QR & BL stockpiles at BGM at a third-party processing facility, VAT leach operations at Trixie and stockpile project at Sapuchi. Small-batch VAT leaching recommenced during the quarter at TCM as the Company advanced ongoing technical work in connection with the required mine and mill infrastructure upgrades. The cost of sales in relation to the gold and silver sold of $15.8 million was also recognized in the consolidated statement of loss for the six months ended June 30, 2023 in accordance with IAS 2, Inventories are recorded at the lowest of net realizable value or at costs.
b)	Other operating costs of $14.0 million were recognized in the six months ended June 30, 2023. These costs mainly relate to the care and maintenance at Barkerville.
c)	General and administrative expenses of $20.5 million for the six months ended June 30, 2023 include $7.2 million of salaries, $12.8 million of administrative expenses and $0.5 million of business development.
d)	Other income net of other expenses amount to a loss of $0.5 million for the six months ended June 30, 2023 includes the recognition of an unrealized loss of $6.0 million on the fair value adjustment of the warrant liability offset by costs

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

related to the financings, interest income and foreign exchange gains mainly related to impact of variation in exchange rates.

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
Cash flows
Operations	(9,533)	(24,924)	(26,000)	(42,192)
Working capital items	(2,196)	(10,266)	1,432	(9,894)
Operating activities	(11,729)	(35,190)	(24,568)	(52,086)
Investing activities	(22,000)	(97,759)	(45,085)	(94,445)
Financing activities	(1,582)	210,225	50,472	247,362
Increase (decrease) in cash before effects of exchange rate changes on cash	(35,311)	77,276	(19,181)	100,831
Effects of exchange rate on changes on cash	50	2,225	141	2,064
Increase (decrease) in cash	(35,261)	79,501	(19,040)	102,895
Cash – beginning of period	122,165	56,801	105,944	33,407
Cash – end of period	86,904	136,302	86,904	136,302

Operating Activities

In Q2 2023 cash flows used in operating activities amounted to $11.7 million compared to $35.2 million in Q2 2022. Cash flows used in operating activities in YTD 2023 amounted to $24.6 million compared to $52.1 million in 2022. Refer to the Results of Operations section above.

Investing Activities

Cash flows used in investing activities amounted to $22.0 million in Q2 2023 compared to cash flows used in investing activities of $97.8 million in Q2 2022. For YTD 2023, the investing activities total $45.1 million compared to $94.4 million in 2022. The decrease is primarily due to a reduction in mining development activities. More precisely, the exploration spending at BGM decreased and the feasibility study for the CGP project was finalized and published in January 2023. In Q2 2022 the investing activities were attributable to the ramp up of development activities at Barkerville and Sapuchi Minera.

Financing Activities

The cash outflows related to the financing activities amounted to $1.6 million in Q2 2023 compared to cash flows provided by financing activities of $210.2 million in Q2 2022. For YTD 2023, cash flows provided by financing activities amounted to $50.5 million compared to $247.4 million in 2022.

The total financing activities in YTD 2023 include $51.8 million in proceeds from the completion of a bought deal public offering that was done in Q1 2023 (refer to Financings section).

Since the inception of the Company up to the date of this report, a total of $657.8 million of capital has been raised through brokered, non brokered, stream financings and bought deal public offering.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

9.1.Liquidity and Capital Resources

As at June 30, 2023, the Company’s working capital was $58.9 million, which included cash of $86.9 million. The Company incurred a loss of $40.8 million for the six months period ended June 30, 2023. The working capital as at June 30, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures through June 30, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company’s ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The accompanied condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material. In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling investments from its existing portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or at terms favorable to the Company.

Significant variations in the liquidity and capital resources for the six months ended June 30, 2023 are explained below under the Cash Flows section. The Company is dependent upon raising funds in order to fund future capital expenditures and development programs. See the Risk and Uncertainties section of this MD&A for more details.

10.FINANCIAL POSITION

	As at	As at
(in thousands of dollars)	June 30, 2023	December 31, 2022	Variance
	$	$	%
Cash	86,904	105,944	-18%
Amounts receivable	5,223	11,046	-53%
Inventories	14,623	17,641	-17%
Other current assets	6,893	6,621	4%
Total Current Assets	113,643	141,252	-20%
Investment in associates	8,645	8,833	-2%
Other investments	25,787	33,819	-24%
Mining Interests	596,499	580,479	3%
Property, plant and equipment	115,570	111,696	3%
Exploration & evaluation	63,155	55,126	15%
Other assets	44,572	36,994	20%
Total Assets	967,871	968,199	0%
Total Current Liabilities	54,737	51,042	7%
Long term debt	6,942	12,256	-43%
Lease liabilities	753	962	-22%
Contract liability	60,905	54,252	12%
Environmental rehabilitation provision	63,296	66,032	-4%
Warrant liability	21,838	16,395	33%
Deferred consideration and contingent payments	10,123	13,252	-24%
Deferred income taxes	22,112	23,574	-6%
Total Liabilities	240,706	237,765	1%
Total equity	727,165	730,434	0%
Total liabilities and equity	967,871	968,199	0%

The Company’s cash balance on June 30, 2023 decreased from amount held on December 31, 2022, as described in section 9 – Cash Flows.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

The decrease in amounts receivable is mainly due to the receipt of exploration tax credits previously booked in receivables.

Other investments decreased due to the overall change in fair values and partial dispositions of holdings in the Company’s investment portfolio.

The decrease in long-term debt is mainly due to a reclassification to short term of a debt that is maturing which is included in current liabilities.

Warrant liability increase is mainly related to the impact of variation in exchange rates.

The deferred consideration and contingent payments decreased compared to December 31, 2022. In Q2 2023, US$2,5000,000 was satisfied by an amount of US$250,000 ($334,400) paid in cash in June 2023 and an amount of US$2,250,000 ($2,986,425) settled by the issuance of 454,026 common shares in July 2023 that was reclassified to short term liability as of June 30, 2023.

10.1.Investment in associates and other investments

The Company’s assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at December 31, 2022 and June 30, 2023 (in thousands of dollars):

	June 30, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	8,645	7,502	8,833	4,923
Other	25,787	25,787	33,819	33,819
	34,431	33,289	42,652	38,742

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at June 30, 2023:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	46,885,240	17.3

Falco Resources Limited (“Falco”)

Falco’s main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In June 2021, Falco entered into an agreement in principle with Glencore Canada Company

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

establishing the framework of the terms and conditions (the “Agreement in Principle”) pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the “OLIA”) in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco’s development and operation of its Horne 5 project.

Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project’s mining complex site. The use of this previously impacted site is consistent with Falco’s environmental, social and governance strategies. As at June 30, 2023, the Company holds 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2022). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

1.1.Financings

Current year financings

2023 Bought Deal

On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the “Units”) at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the “Offering”), including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”) of the Company.

Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the date hereof, subject to adjustments. The Offering was co-led by Eight Capital and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners, and on behalf of a syndicate of underwriters including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc., and PI Financial Corp. (collectively, the “Underwriters”). The Underwriters were paid a cash commission equal to 5% of the gross proceeds of the Offering.

The Company intends to use the net proceeds of the Offering to advance the development of the Company’s material mineral projects, being the Tintic Project and the Cariboo Gold Project, and for general corporate purposes. The Company filed a short form prospectus (the “Prospectus”) in each of the provinces of Canada pursuant to National Instrument 44-101 – Short Form Prospectus Distributions to qualify for distribution the Units offered pursuant to the Offering. Copies of the Prospectus and documents incorporated by reference therein are available electronically on SEDAR (www.sedar.com) under the Company’s issuer profile.

Prior year financings

2022 Brokered private placement

On March 2, 2022, the Company completed a brokered private placement issuing 9,525,850 brokered units at a price of $4.45 for gross proceeds of $42.4 million and 13,732,900 brokered subscription receipts at a price of $4.45 for gross escrowed proceeds of $61.1 million (the “Brokered Subscription Receipts” and together with the Brokered Units, the “Brokered Private Placement”), on a pre-share consolidation basis. Each brokered unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $22.80 ($7.60 pre-share consolidation) per common share for a period of 5 years following the closing date of the brokered private placement (“Brokered Unit”).

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Each Brokered Subscription Receipt entitles the holder to receive one Brokered Unit, upon the satisfaction of the following escrow release conditions (“Brokered Escrow Release Conditions”);

(a)	the completion, satisfaction or waiver of all conditions precedent to the Tintic acquisition in accordance with the Tintic definitive agreements and all regulatory approvals;
(b)	the Company and the Underwriters, having delivered a completion notice and direction to the Escrow Agent in accordance with the terms of the Subscription Receipt Agreement confirming that the condition set forth in the condition above has been met; and
(c)	the conditions are met on or before June 15, 2022.

On May 27, 2022, the Company having met the Brokered Escrow Release Conditions and receiving regulatory and TSX-V approvals, the escrowed proceeds of $61.1 million (including accrued interest) were released to the Company.

The total Issuance costs related to the Brokered Units amounted to $3.5 million and have been allocated against the common shares and warrants issued.

The fair value of the warrants issued was evaluated using the residual method and were valued at $1.6 million, net of issuance costs.

2022 Non-Brokered private placements

The Company completed three tranches of non-brokered private placements, issuing subscription receipts at a price of US$3.50 (i) the first tranche closed on March 4, 2022 issuing 24,215,099 subscription receipts for gross proceeds of US$84.8 million ($108.1 million) (ii) the second tranche closed on March 29, 2022 issuing 9,365,689 subscription receipts for gross proceeds of US$32.8 million ($41 million), and (iii) the third tranche closed on April 21, 2022 issuing 512,980 subscription Receipts for gross proceeds of US$1.8 million ($2.2 million), collectively (“Non Brokered Subscription Receipts”). Each Non-Brokered Subscription Receipt entitles the holder to receive one non brokered unit which is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of US$6.00 per common share for a period of 5 years from the date of issue (“Non Brokered Unit”).

Each Non Brokered Subscription Receipt entitles the holder to receive one Non Brokered Unit, upon the satisfaction of the escrow release condition to list the Company’s common shares on the New York Stock Exchange on or before June 15, 2022 (the “Non-Brokered Escrow Release Condition”).

The Non-Brokered Subscription Receipts will be automatically converted into Units, and the escrowed proceeds and interest earned thereon will be released to the Company, upon meeting the Non Brokered Escrow Release Condition.

On May 27, 2022, the Company having met the Non Brokered Escrow Release Condition and regulatory including TSX-V approvals, the escrowed gross proceeds of $US119.4 million (including accrued interest) were released to the Company.

Issuance costs incurred amounted to $2.8 million related to the issuance of Non-Brokered Subscription Receipts are recognized as contributed surplus in the statements of financial position.

2022 OBL Stream

The Company entered into a binding term sheet with OBL for a stream on the metals produced from Tintic for total cash consideration of US$20 million. Under the terms of the Stream, the Company will deliver to OBL 2.5% of all metals produced from Tintic at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

delivered, the Stream rate will decrease to 2.0% of all metals produced. Closing of the Stream occurred in the third quarter of 2022 and the proceeds from the Stream are being used to advance the development of Tintic.

2020 and 2021 financings

In 2020 and 2021, the Company raised gross proceeds of approximately $253.7 million. The following summarizes each of the financing events on a pre-share consolidation basis:

On March 18, 2021, the Company announced the completion of a bought deal brokered private placement for aggregate gross proceeds of approximately $33.6 million which included partial exercise of the underwriters option and consisting of; (i) 2,055,742 flow-through (“FT”) Share at a price of $9.05 per FT Share and (ii) 1,334,500 Charity FT Share at a price of $11.24 per Charity FT Share. The gross proceeds will be used by the Company to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures as such terms are defined in the Income Tax Act (Canada) related to the Cariboo Gold Project and other exploration assets of the Company located in British Columbia.

On February 5, 2021, the Company closed the second and final tranche of the non-brokered private placement for 1,515,731 units for gross proceeds of $11.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, which each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023;

On January 8, 2021, the Company closed the first tranche of a non-brokered private placement of 9,346,464 units for gross proceeds of $68.6 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023.

On December 30, 2020, the Company closed a bought deal Private Placement of 5,367,050 units of the Company at a price of $7.50 per units for gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the December 2020 bought deal Private Placement. The proceeds of the December 2020 bought deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio Gold Project towards production and for general corporate purposes.

On October 29, 2020, prior to the closing of the RTO, the Company closed an initial bought deal Private Placement of 13,350,000 units of the Company at a price of $7.50 per Common Share for gross proceeds of $100.1 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Fees were paid by the Company to the underwriters and other issuance costs were paid by the Company in connection with the October 2020 bought deal Private Placement. The proceeds of the October 2020 bought

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

deal Private Placement are to be used to further develop the Cariboo Gold Project, advance the San Antonio Gold Project towards production and for general corporate purposes.

Summary of Use of Proceeds from financings

As at June 30, 2023 (in millions of dollars)

	Prior/Current
Description	Disclosure[1]	Actual Spent	Remaining
March 2, 2023 - Bought deal Units	$51.8	$27.2	$24.6
Tintic, Cariboo Gold Project, Corporate G&A & working capital
May 27, 2022 – Brokered Units	$59.7	$39.9	$19.8
Corporate G&A & working capital
May 27, 2022 – Non-Brokered Units	$148.2	$105.7	$42.5
Tintic acquisition and other
March 2, 2022 – Brokered Units Cariboo Gold and San Antonio projects, G&A & working capital	$40.3	$40.3	Nil
March 18, 2021 Cariboo Gold project, eligible flow-through expenditures	$33.6	$33.6	Nil
February 5, 2021 Cariboo Gold and San Antonio projects and G&A	$11.2	$11.2	Nil
January 8, 2021 Cariboo Gold and San Antonio projects and G&A	$68.6	$68.6	Nil
December 30, 2020 Cariboo Gold and San Antonio projects and G&A	$40.2	$40.2	Nil
October 29, 2020 Cariboo Gold and San Antonio projects and G&A	$100.1	$100.1	Nil

Note:

1.	Amounts presented are on a gross basis.

11.SELECTED QUARTERLY INFORMATION

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below:

	2023	2023	2022	2022	2022	2022	2021	2021
In thousands of dollars, except per share amounts	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	10,847	3,451	19,225	22,791	12,863	9,167	2,980	3,906
Net loss	(13,318)	(23,337)	(64,897)	(103,731)	(1,500)	(22,332)	(56,452)	(31,745)
Net loss per share	(0.16)	(0.30)	(0.86)	(1.37)	(0.03)	(0.49)	(1.27)	(0.71)
Net loss diluted per share	(0.16)	(0.30)	(0.86)	(1.37)	(0.03)	(0.49)	(1.27)	(0.71)

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 3:1 share consolidation that was put into effect on May 4, 2022.

Significant losses incurred in Q3, Q4 2021 and Q3, Q4 2022, were driven by the impairment of assets related to the Company’s Bonanza Ledge Phase II project, Sapuchi stockpile project and exploration and evaluation assets.

12.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville) in Mexico (Sapuchi) and in USA (Tintic), and are detailed as follow as at June 30, 2023 (in thousands of dollars):

Non-Current Assets

	June 30, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	20,604	20,174	3,794	44,572
Mining interest	382,437	20,161	193,901	596,499
Property, plant and equipment	61,174	22,086	32,310	115,570
Exploration and evaluation assets	3,653	—	59,502	63,155
Total non-current assets (Excluding investments)	467,868	62,421	289,507	819,796

Mining Interests

	Canada	Mexico	USA	Total
	$		$	$
Compensation	5,439	5,417	3,879	14,735
Exploration Drilling	65,176	21,060	—	86,236
Consulting Expenditures	63,927	143	469	64,539
Acquisition Cost	258,152	57,038	169,175	484,365
Asset retirement obligation	24,750	11,379	3,792	39,921
Depreciation	4,539	(4,811)	1,680	1,408
Tax Credits	(12,445)	—	—	(12,445)
Impairments	(59,000)	(81,000)	—	(140,000)
Other	31,899	10,935	14,906	57,740
Total mining interest	382,437	20,161	193,901	596,499

	For the six months ended June 30, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Operating Gain (Loss)

Revenues	3,137	5,977	5,185	14,299
Cost of Sales	(2,633)	(7,079)	(6,102)	(15,814)
Other operating costs	(13,323)	(406)	(300)	(14,029)
General and administrative expenses	(16,344)	(1,363)	(2,837)	(20,544)
Exploration and evaluation	(945)	(95)	—	(1,040)
Operating Gain (Loss)	(30,108)	(2,966)	(4,054)	(37,128)

13.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

14.RISKS AND UNCERTAINTIES

The Company’s activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to the ones below, could materially affect the Company’s financial condition and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

“Cautionary Note Regarding Forward-Looking Information” for more information. The reader should carefully consider these risks as well as the information disclosed herein and in the Company’s consolidated financial statements.

There are important material risks which management believes could impact the Company’s activities. For information on risks and uncertainties, please also refer to the Risk Factors section of the Annual Information Form for the year ended December 31, 2022, which can be found on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development’s issuer profile.

Osisko Development’s development and exploration activities are subject to financing risks and additional financing may result in dilution and/or partial sale of assets

Osisko Development’s development and exploration activities are subject to financing risks. At the present time, the Company has exploration and development assets which may generate periodic revenues through test mining, but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company’s ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company’s shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company’s Shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company’s growth strategy, results of operations, financial condition and project scheduling.

Risks related to mining operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Company may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company.

Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Operations Not Supported by a Feasibility Study

Certain operations described herein, including the test mining at Bonanza Ledge II, processing of the stockpile at Sapuchi Minera, and test mining at the Trixie test mine, have been operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production would have

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and potential profitability. In continuing current operations at Bonanza Ledge II, processing at Sapuchi, and, at the Trixie test mine, as contemplated, the Company will not be basing its decision to continue such operations on a feasibility study of mineral reserves demonstrating economic and technical viability (and in the case of Trixie without the benefit of a technical report demonstrating the existence of a mineral resource).

Operating Cash Flow

The Company has negative cash flow from operations. If additional funds are needed, there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all.

No Earnings and History of Losses

The business of developing and exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration and test mining programs will result in profitable operations. The Company has not determined whether any of its properties contain economically recoverable reserves of mineralized material and currently has minimal or no revenues from its projects; therefore, the Company does not generate sufficient cash flows from its operations. There can be no assurance that significant additional losses will not occur in the future. The Company’s operating expenses and capital expenditures may increase in future years with advancing exploration, development, and/or production from the Company’s properties. The Company does not anticipate receiving sufficient revenues from operations to offset operational expenditures in the foreseeable future and expects to incur losses until such time as one or more of its properties enters into commercial production and generates sufficient revenues to fund continuing operations. There is no assurance that any of the Company’s properties will eventually graduate to commercial operation. There is also no assurance that new capital will become available, and if it is not, the Company may be forced to substantially curtail or cease operations.

Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the development or exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

Regulatory Matters

The Company’s activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s activities and delays in the exploration and development of the projects and properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.

The Company is subject to currency risks. The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s activities are located in Canada, Mexico and the U.S.A., and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Company maintains its principal office in Montreal (Canada), maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Company’s assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian dollars, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Company’s costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Company’s activities.

The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability

The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s liquidities. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

The Company’s exploration and developing properties that are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of mineralized material discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties.

The Company’s mineral properties are located in Canada, Mexico and the U.S.A. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically “Security in Mexico”. The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company.

Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.

Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.

Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Any mergers, acquisitions or joint ventures would be accompanied by risks

The Company may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Company’s business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

the difficulty of assimilating the operations and personnel; the potential disruption of the Company’s ongoing business; the inability of management to maximize the financial and strategic position of the Company; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Company’s present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing exploration and development projects.

Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, Mexico and the USA in which indigenous or local communities’ titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Company’s ability to transfer existing projects or to develop new projects.

The Company’s relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Company is committed to working in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s projects, and could have a significant adverse impact on the Company’s share price and financial condition.

Competition

The Company activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

The Company may be impacted by Anti-Bribery laws.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.

Osisko Development may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Company.

The Company is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Company’s business and financial condition. Further, while certain of the Company’s officers and directors have experience in the exploration, development and operation of mineral properties, the Company remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a corporation such as the Company cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Company believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Company holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs, preliminary economic assessment and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of, if applicable, preliminary economic assessment and production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko Development

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined material (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company and they may also negatively impact the project schedule.

Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Company’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko Development may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Company.

Environmental risks and hazards

Osisko Development is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Fluctuation in market value of Osisko Development Common Shares

The market price of Osisko Development Common Shares is affected by many variables not directly related to the corporate performance of the Company, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Osisko Development Shares in the future cannot be predicted and may cause decreases in asset values, which may result in impairment losses.

Cybersecurity Threats

The Company’s operations depend, in part, on how well it and its suppliers protect networks, technology systems and software against damage from a number of threats, including viruses, security breaches and cyber-attacks. Cybersecurity threats include attempts to gain unauthorized access to data or automated network systems and the manipulation or improper use of information technology systems. A failure of any part of the Company’s information technology systems could, depending on the nature of such failure, materially adversely impact the Company’s reputation, financial condition and results of operations. The Company is subject to cybersecurity attacks and related threats from time to time. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any system vulnerabilities. In addition, the Company’s insurance coverage for cyber-attacks may not be sufficient to cover all the losses it may experience as a result of a cyber incident. The Company and its third party service provides also collects, uses, discloses, stores, transmits and otherwise processes customer, supplier and employee and others’ data as part of its business and operations, which may include personal data or confidential or proprietary information. There can be no assurance that any security measures that the Company or its third-party service providers have implemented will be effective against current or future security threats. If a compromise of such data were to occur, the Company may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Any such event could harm the Company’s reputation and result in litigation against it.

15.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company is required to comply with National Instrument 52‐109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of interim filings requires disclosure in the MD&A for any changes in the internal controls that have materially affected or are reasonably likely to materially affect the internal control over financial reporting. Management confirms that no material changes were made to the internal controls over financial reporting during the three-month period ended June 30, 2023. The Chief Executive Officer and Chief Financial Officer have each signed the certificate 52‐ 109F2, Certification of Interim Filings, which is located on SEDAR at www.sedar.com.

Additional information on the Company is available through regular filings of press releases, financial statements, and the Annual Information Form on SEDAR (www.sedar.com). These documents and other information may also be found on the Company’s website at www.osiskodev.com.

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

16.BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

These consolidated condensed interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are detailed in the financial statements notes.

17.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in the consolidated financial statements for the three and six months ended June 30, 2023 and 2022 as well as in the audited financial statements for the three and twelve months ended December 31, 2022.

18.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the condensed consolidated financial statements for the quarter ended June 30, 2023

19.TECHNICAL INFORMATION

The scientific and geological technical information contained in this MD&A has been reviewed and approved by Ms. Maggie Layman a “Qualified Persons” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

20.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	84,024,375
Stock options	2,873,332
RSU’s	1,171,705
DSU’s	305,597
Warrants	31,888,451
Fully diluted share capital	120,263,460

21.APPROVAL

The Board oversees Management’s responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review

Osisko Development Corp.	Management’s Discussion and Analysis
For the three and six months ended June 30, 2023

the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board and submitted to the shareholders. The Board has approved the Financial Statements and the disclosure contained in this MD&A as of August 8, 2023. A copy of this MD&A will be provided to anyone who requests it.